Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,					For the Nine Months Ended September 30, 2006
	2001	2002	2003	2004	2005
Earnings Before Fixed Charges:
Net income (loss)	$(85.4)	$36.3	$31.8	$42.4	$60.7	$70.3
Add: Income tax provision (benefit)	(40.4)	16.2	20.5	26.0	35.0	61.8
Less/add: Equity (income) loss of minority-owned companies	0.2	—	—	—	—	—
Add: Extraordinary loss from early extinguishment of debt (net of income taxes)	—	—	—	—	6.1	—
Add: Amortization of capitalized interest	—	—	—	—	—	—
Add: Fixed charges	13.4	14.3	22.4	32.2	98.1	97.1

Total earnings available for fixed charges	$(112.1)	$66.8	$74.7	$100.6	$199.9	$229.2

Fixed Charges:
Interest expense	$11.8	$12.6	$19.2	$27.6	$84.3	$83.5
Interest component of rental expense	1.6	1.7	3.2	4.6	13.8	13.3

Total fixed charges before capitalized interest	13.4	14.3	22.4	32.2	98.1	96.8
Capitalized interest	—	—	—	—	—	0.3

Total Fixed Charges	$13.4	$14.3	$22.4	$32.2	$98.1	$97.1

Ratio of Earnings to Fixed Charges	(a )	4.7	3.3	3.1	2.0	2.4

(a)	For the year ended December 31, 2001, the loss was insufficient to cover the fixed charges by approximately $125.6 million.